The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to completion dated December 29, 2022

January , 2023	Registration Statement Nos. 333-236659 and 333-236659-01; Rule 424(b)(2)

JPMorgan Chase Financial Company LLC
Structured Investments

Uncapped Dual Directional Accelerated Barrier Notes Linked to the EURO STOXX 50® Index due January 25, 2028

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

●	The notes are designed for investors who seek an uncapped return of at least 1.4925 times any appreciation of the EURO STOXX 50® Index at maturity.
●	The notes are also designed for investors who seek a capped, unleveraged return equal to the absolute value of any depreciation of the EURO STOXX 50® Index at maturity (up to 40.00%) if the Final Value is greater than or equal to 60.00% of the Initial Value, which we refer to as the Barrier Amount.
●	Investors should be willing to forgo interest and dividend payments and be willing to lose some or all of their principal amount at maturity.
●	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
●	Minimum denominations of $1,000 and integral multiples thereof
●	The notes are expected to price on or about January 20, 2023 and are expected to settle on or about January 25, 2023.
●	CUSIP: 48133TLW3

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-12 of the accompanying product supplement, “Risk Factors” beginning on page US-3 of the accompanying underlying supplement and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)(3)	Proceeds to Issuer
Per note	$1,000	—	$1,000
Total		$—	$

(1) See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.

(2) All sales of the notes will be made to certain fee-based advisory accounts for which an affiliated or unaffiliated broker-dealer is an investment adviser. These broker-dealers will forgo any commissions related to these sales. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

(3) J.P. Morgan Securities LLC, which we refer to as JPMS, may pay a structuring fee of $7.00 per $1,000 principal amount note with respect to some or all of the notes to affiliated or unaffiliated dealers.

If the notes priced today, the estimated value of the notes would be approximately $976.00 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the pricing supplement and will not be less than $955.00 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Pricing supplement to product supplement no. 4-II dated November 4, 2020, underlying supplement no. 1-II dated November 4, 2020 and the prospectus and prospectus supplement, each dated April 8, 2020

Key Terms

Issuer: JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.

Guarantor: JPMorgan Chase & Co.

Index: The EURO STOXX 50® Index (Bloomberg ticker: SX5E)

Upside Leverage Factor: At least 1.4925 (to be provided in the pricing supplement)

Barrier Amount: 60.00% of the Initial Value

Pricing Date: On or about January 20, 2023

Original Issue Date (Settlement Date): On or about January 25, 2023

Observation Date*: January 20, 2028

Maturity Date*: January 25, 2028

* Subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Payment at Maturity:

If the Final Value is greater than the Initial Value, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Index Return × Upside Leverage Factor)

If the Final Value is equal to the Initial Value or is less than the Initial Value but greater than or equal to the Barrier Amount, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Absolute Index Return)

This payout formula results in an effective cap of 40.00% on your return at maturity if the Index Return is negative. Under these limited circumstances, your maximum payment at maturity is $1,400.00 per $1,000 principal amount note.

If the Final Value is less than the Barrier Amount, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Index Return)

If the Final Value is less than the Barrier Amount, you will lose more than 40.00% of your principal amount at maturity and could lose all of your principal amount at maturity.

Absolute Index Return: The absolute value of the Index Return. For example, if the Index Return is -5%, the Absolute Index Return will equal 5%.

Index Return:

(Final Value – Initial Value)
Initial Value

Initial Value: The closing level of the Index on the Pricing Date

Final Value: The closing level of the Index on the Observation Date

PS-1 | Structured Investments Uncapped Dual Directional Accelerated Barrier Notes Linked to the EURO STOXX 50® Index

Hypothetical Payout Profile

The following table and graph illustrate the hypothetical total return and payment at maturity on the notes linked to a hypothetical Index. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns and payments set forth below assume the following:

●	an Initial Value of 100.00;
●	an Upside Leverage Factor of 1.4925; and
●	a Barrier Amount of 60.00 (equal to 60.00% of the hypothetical Initial Value).

The hypothetical Initial Value of 100.00 has been chosen for illustrative purposes only and may not represent a likely actual Initial Value. The actual Initial Value will be the closing level of the Index on the Pricing Date and will be provided in the pricing supplement. For historical data regarding the actual closing levels of the Index, please see the historical information set forth under “The Index” in this pricing supplement.

Each hypothetical total return or hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and graph have been rounded for ease of analysis.

Final Value	Index Return	Absolute Index Return	Total Return on the Notes	Payment at Maturity
180.00	80.00%	N/A	119.4000%	$2,194.000
165.00	65.00%	N/A	97.0125%	$1,970.125
150.00	50.00%	N/A	74.6250%	$1,746.250
140.00	40.00%	N/A	59.7000%	$1,597.000
130.00	30.00%	N/A	44.7750%	$1,447.750
120.00	20.00%	N/A	29.8500%	$1,298.500
110.00	10.00%	N/A	14.9250%	$1,149.250
105.00	5.00%	N/A	7.4625%	$1,074.625
101.00	1.00%	N/A	1.4925%	$1,014.925
100.00	0.00%	0.00%	0.0000%	$1,000.000
95.00	-5.00%	5.00%	5.0000%	$1,050.000
90.00	-10.00%	10.00%	10.0000%	$1,100.000
80.00	-20.00%	20.00%	20.0000%	$1,200.000
70.00	-30.00%	30.00%	30.0000%	$1,300.000
60.00	-40.00%	40.00%	40.0000%	$1,400.000
59.99	-40.01%	N/A	-40.0100%	$599.900
50.00	-50.00%	N/A	-50.0000%	$500.000
40.00	-60.00%	N/A	-60.0000%	$400.000
30.00	-70.00%	N/A	-70.0000%	$300.000
20.00	-80.00%	N/A	-80.0000%	$200.000
10.00	-90.00%	N/A	-90.0000%	$100.000
0.00	-100.00%	N/A	-100.0000%	$0.000
PS-2 | Structured Investments Uncapped Dual Directional Accelerated Barrier Notes Linked to the EURO STOXX 50® Index

The following graph demonstrates the hypothetical payments at maturity on the notes for a sub-set of Index Returns detailed in the table above (-100% to 100%). There can be no assurance that the performance of the Index will result in the return of any of your principal amount.

Note Performance
Index Performance
$2,500
$2,250
$2,000
$1,750
$1,500
$1,250
$1,000
$750
$500
$250
$0
Payment at Maturity
-100%
-80%
-60%
-40%
-20%
0%
20%
40%
60%
80%
100%
Index Return

How the Notes Work

Index Appreciation Upside Scenario:

If the Final Value is greater than the Initial Value, investors will receive at maturity the $1,000 principal amount plus a return equal to the Index Return times the Upside Leverage Factor of at least 1.4925.

●	Assuming a hypothetical Upside Leverage Factor of 1.4925, if the closing level of the Index increases 10.00%, investors will receive at maturity a 14.925% return, or $1,149.25 per $1,000 principal amount note.

Index Par or Index Depreciation Upside Scenario:

If the Final Value is equal to the Initial Value or is less than the Initial Value but greater than or equal to the Barrier Amount of 60.00% of the Initial Value, investors will receive at maturity the $1,000 principal amount plus a return equal to the Absolute Index Return.

●	For example, if the closing level of the Index declines 10.00%, investors will receive at maturity a 10.00% return, or $1,100.00 per $1,000 principal amount note.

Downside Scenario:

If the Final Value is less than the Barrier Amount of 60.00% of the Initial Value, investors will lose 1% of the principal amount of their notes for every 1% that the Final Value is less than the Initial Value.

●	For example, if the closing level of the Index declines 50.00%, investors will lose 50.00% of their principal amount and receive only $500.00 per $1,000 principal amount note at maturity.

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect the fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement, product supplement and underlying supplement.

●	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —
The notes do not guarantee any return of principal. If the Final Value is less than the Barrier Amount, you will lose 1% of the principal amount of your notes for every 1% that the Final Value is less than the Initial Value. Accordingly, under these circumstances, you will lose more than 40.00% of your principal amount at maturity and could lose all of your principal amount at maturity.
PS-3 | Structured Investments Uncapped Dual Directional Accelerated Barrier Notes Linked to the EURO STOXX 50® Index

●	YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED BY THE BARRIER AMOUNT IF THE INDEX RETURN IS NEGATIVE —
Because the payment at maturity will not reflect the Absolute Index Return if the Final Value is less than the Barrier Amount, the Barrier Amount effectively caps your return at maturity if the Index Return is negative. The maximum payment at maturity if the Index Return is negative is $1,400.00 per $1,000 principal amount note.
●	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. —
Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
●	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS —
As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.
●	POTENTIAL CONFLICTS —
We and our affiliates play a variety of roles in connection with the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests are potentially adverse to your interests as an investor in the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement.
●	NON-U.S. SECURITIES RISK —
The equity securities included in the Index have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in the home countries of the issuers of those non-U.S. equity securities. Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC.
●	NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES —
The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies upon which the equity securities included in the Index are based, although any currency fluctuations could affect the performance of the Index.
●	THE BENEFIT PROVIDED BY THE BARRIER AMOUNT MAY TERMINATE ON THE OBSERVATION DATE —
If the Final Value is less than the Barrier Amount, the benefit provided by the Barrier Amount will terminate, and you will be fully exposed to any depreciation of the Index.
●	THE NOTES DO NOT PAY INTEREST.
●	YOU WILL NOT RECEIVE DIVIDENDS ON THE SECURITIES INCLUDED IN THE INDEX OR HAVE ANY RIGHTS WITH RESPECT TO THOSE SECURITIES.
●	THE RISK OF THE CLOSING LEVEL OF THE INDEX FALLING BELOW THE BARRIER AMOUNT IS GREATER IF THE LEVEL OF THE INDEX IS VOLATILE.
●	LACK OF LIQUIDITY—
The notes will not be listed on any securities exchange. Accordingly, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes. You may not be able to sell your notes. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
●	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT —
You should consider your potential investment in the notes based on the minimums for the estimated value of the notes and the Upside Leverage Factor.
●	THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES —
The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with structuring and hedging the notes are included in the original issue price of the notes. These costs include the structuring fee, if any, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.
●	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — See “The Estimated Value of the Notes” in this pricing supplement.
PS-4 | Structured Investments Uncapped Dual Directional Accelerated Barrier Notes Linked to the EURO STOXX 50® Index

●	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE —
The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.
●	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD —
We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
●	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES —
Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices (a) exclude the structuring fee, if any, and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy the notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you.
●	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS —
The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the structuring fee, if any, projected hedging profits, if any, estimated hedging costs and the level of the Index. Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market. See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.

The Index

The EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. The EURO STOXX 50® Index and STOXX are the intellectual property (including registered trademarks) of STOXX Limited, Zurich, Switzerland and/or its licensors (the “Licensors”), which are used under license. The notes based on the EURO STOXX 50® Index are in no way sponsored, endorsed, sold or promoted by STOXX Limited and its Licensors and neither STOXX Limited nor any of its Licensors shall have any liability with respect thereto. For additional information about the EURO STOXX 50® Index, see “Equity Index Descriptions — The STOXX Benchmark Indices” in the accompanying underlying supplement.

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly historical closing levels of the Index from January 6, 2017 through December 23, 2022. The closing level of the Index on December 28, 2022 was 3,808.82. We obtained the closing levels above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification.

The historical closing levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Pricing Date or the Observation Date. There can be no assurance that the performance of the Index will result in the return of any of your principal amount.

PS-5 | Structured Investments Uncapped Dual Directional Accelerated Barrier Notes Linked to the EURO STOXX 50® Index

Historical Performance of the EURO STOXX 50® Index Source: Bloomberg

Tax Treatment

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-II. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement. Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the IRS or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

PS-6 | Structured Investments Uncapped Dual Directional Accelerated Barrier Notes Linked to the EURO STOXX 50® Index

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Considerations — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement.

The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time.

The estimated value of the notes does not represent future values of the notes and may differ from others’ estimates. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions.

The estimated value of the notes will be lower than the original issue price of the notes because costs associated with structuring and hedging the notes are included in the original issue price of the notes. These costs include the structuring fee, if any, paid to other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits, if any, realized in hedging our obligations under the notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See “Selected Risk Considerations — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “Hypothetical Payout Profile” and “How the Notes Work” in this pricing supplement for an illustration of the risk-return profile of the notes and “The Index” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the structuring fee, if any, paid to other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

PS-7 | Structured Investments Uncapped Dual Directional Accelerated Barrier Notes Linked to the EURO STOXX 50® Index

Supplemental Notice to Investors

The notes may cause you to become subject to short position disclosure requirements if they confer a financial advantage on you in the event of a decrease in the price or value of any relevant shares under Regulation (EU) No. 236/2012 (the “Short Selling Regulation"). This will occur if the short position represented by the short exposure provided by the notes, when combined with other long and short positions you may hold, causes you to cross a relevant net short position disclosure threshold under the Short Selling Regulation. It is your responsibility to monitor your net short positions and to comply with the obligations applicable to you under the Short Selling Regulation. You should consult with your own legal and regulatory advisers regarding the notes should you have any concerns about these requirements.

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which will be the third business day following the Pricing Date of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Supplemental Information About the Form of the Notes

The notes will initially be represented by a type of global security that we refer to as a master note.  A master note represents multiple securities that may be issued at different times and that may have different terms.  The trustee and/or paying agent will, in accordance with instructions from us, make appropriate entries or notations in its records relating to the master note representing the notes to indicate that the master note evidences the notes.

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement and the accompanying underlying supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement, the accompanying product supplement and the accompanying underlying supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

●	Product supplement no. 4-II dated November 4, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320021467/crt_dp139322-424b2.pdf
●	Underlying supplement no. 1-II dated November 4, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320021471/crt_dp139381-424b2.pdf
●	Prospectus supplement and prospectus, each dated April 8, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320007214/crt_dp124361-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

PS-8 | Structured Investments Uncapped Dual Directional Accelerated Barrier Notes Linked to the EURO STOXX 50® Index